08025457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winton Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldman — (513) 997-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winton Associates, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

JOYCE A. TABAR
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 05-20-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flynn & Company
Certified Public Accountants and Consultants

7800 E. Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report

To the Board of Directors
Winton Associates, Inc.

We have audited the following financial statements of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., for the year ended December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Winton Associates, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Winton Associates, Inc. at December 31, 2007 are presented for the purpose of additional analysis

and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	11

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

January 30, 2008

WINTON ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current Assets		
Cash and cash equivalents	$	112,436
TOTAL ASSETS	$	112,436

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Income taxes payable	$	211
Shareholder's Equity		
Common stock, no par value; 500 shares authorized 300 shares issued and outstanding, at stated value of $5 per share		1,500
Additional paid-in capital		23,500
Retained earnings		87,225
Total Shareholder's Equity		112,225
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	112,436

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF INCOME
Year ended December 31, 2007

Revenues		
Investment banking fees	$	270,806
Interest income and other		41,998
Total revenues		312,804
Expenses		
Professional fees		15,364
Other expenses		2,517
Total expenses		17,881
Income before income taxes		294,923
Income tax expense		123,543
Net Income	$	171,380

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year ended December 31, 2007

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2007	300	$ 1,500	$ 23,500	$ 85,845	$ 110,845
Dividends	-	-	-	(170,000)	(170,000)
Net income	-	-	-	171,380	171,380
Balance at December 31, 2007	300	$ 1,500	$ 23,500	$ 87,225	$ 112,225

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	171,380
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		15,000
Decrease in income taxes payable		(25,674)
Net cash provided by operating activities		160,706
Cash Flows from Financing Activities		
Dividends		(170,000)
Net decrease in cash		(9,294)
Cash and cash equivalents-beginning of year		121,730
Cash and cash equivalents-end of year	$	112,436

The accompanying footnotes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Winton Associates, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C. (R&K). All business of the Company is performed by using employees of R&K because the Company does not have employees. The Company is economically dependent upon R&K.

Investment banking fees relate primarily to private placement offerings.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal insurance limits.

Accounts Receivable – The Company uses the allowance method of accounting for bad debts for financial statement purposes. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible portion. This estimate is based on historical collection experience and review of the current status of trade accounts receivable. Actual results may vary. There was no allowance for bad debts recorded at December 31, 2007.

Revenue Recognition – Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Income taxes – The Company is included in R & K's consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of Federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

1. Organization and Significant Accounting Policies-continued

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and accounts receivable. The Company maintains cash balances at a financial institution located in Cincinnati, Ohio. Accounts are insured by the Federal Deposit Insurance Corporation to a maximum of $100,000. At times, these accounts may exceed the insured limits.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $112,225, which was $107,225 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .002 to 1.

3. Income Taxes

During 2007 the Company recorded the following income tax expense:

Federal	$	92,282
State and Local		31,261
	$	123,543

There were no deferred tax assets, deferred tax liabilities at December 31, 2007, nor deferred components of income tax expense for the year then ended. The Company made cash payments of $149,217 to R&K during 2007 for income tax liabilities.

4. Other

Included in other income for the year ended December 31, 2007 is $35,000 received from the NASD as a special disbursement as a result of that organization's consolidation with FINRA.

WINTON ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2007

	Unaudited Amounts Per December 31 Focus Report
Net Capital:	
Shareholder's equity	$ 112,225
Nonallowable assets	-
NET CAPITAL	$ 112,225
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate of indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 107,225
AGGREGATE INDEBTEDNESS	$ 211
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.00196 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Winton Associates, Inc. unaudited FOCUS Reports as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary

The Company does not hold funds or securities for, or owes money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

Flynn & Company
Certified Public Accountants and Consultants

7800 E. Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

January 30, 2008

To the Board of Directors
Winton Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Goverernors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

END